UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Bank of Hawaii Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

062540109

(CUSIP Number)

Michael E. O’Neill
130 Merchant Street
Honolulu, HI  96813
1-(808)-537-8430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 062540109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. O’Neill

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,515,702

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,515,702

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,515,702

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) IN

This is Amendment No. 3 to a Schedule 13D filed by Michael E. O’Neill on November 7, 2003 and amended on May 5, 2004 and May 10, 2004 relating to shares of common stock, par value $.01 per share (“Common Stock”), of Bank of Hawaii Corporation, a Delaware Corporation (the “Company”).  The Schedule 13D as amended is hereby further amended as set forth below.  Except as specifically provided herein, this Amendment No. 3 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D as amended, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D as amended.

Item 1.	Security and Issuer

Item 2.	Identity and Background
Item 2(c) of the Schedule 13D is amended to add the following sentence:
The Company announced on July 26, 2004 that Mr. O’Neill will leave his positions with the Company and its principal subsidiary, Bank of Hawaii effective September 1, 2004.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended to add the following paragraph:

The funds utilized by Mr. O’Neill to pay the exercise price of the stock options exercised by him as reported in Item 5 of this Amendment No. 3 were lent to Mr. O’Neill by a brokerage firm in the ordinary course of business and will be repaid from the proceeds of the sale of those shares.

Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D as amended is further amended to add the following paragraph:
Item 2(c) of this Amendment No. 3 to the Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
(a)	Item 5(a) of Schedule 13D as amended is further amended to read in its entirety as follows:

Mr. O’Neil may be deemed to own beneficially 2,515,702 shares of Common Stock, which represents approximately 4.8% of the issued and outstanding shares of Common Stock as of July 26, 2004 plus shares issuable under Mr. O’Neill’s vested stock options.  The shares of Common Stock deemed to be owned beneficially by Mr. O’Neill include:

(1) 7,044 shares of Common Stock held directly; and
(2) options to acquire 2,508,658 shares of Common Stock granted under the Company’s 1994 Stock Option Plan (“Option Plan”) and exercisable within 60 days of the date hereof.

As a result of amendments made to the documents governing the Bank of Hawaii Charitable Foundation ("Foundation"), Mr. O’Neill no longer is deemed the beneficial owner of Common Stock owned by the Foundation for Schedule 13D purposes under interpretations of the Commission’s staff.  See Southland Corporation (publicly available August 10, 1987).  Accordingly, shares of Common Stock owned by the Foundation and previously reported in the Schedule 13D are excluded from this Amendment No. 3.

(b)	Item 5(b) of the Schedule 13D as amended is further amended to read in its entirety as follows:
Mr. O’Neill has sole voting and dispositive power over all of the shares of Common Stock that he may be deemed to be owned beneficially.
(c)	During the last 60 days, Mr. O’Neill effected the following transactions in Common Stock:

On July 28, 2004 Mr. O’Neill exercised options granted under the Plan to acquire 212,698 shares of Common Stock at an exercise price of $27.01 per share.  On the same date, he sold in the open market all of the shares of Common Stock so acquired at prices ranging from $43.62 to $44.10 per share.   The options exercised by Mr. O’Neill would have expired within 90 days of him leaving the Company.

(e)

Mr. O’Neill ceased to be the beneficial owner of more than 5% of  the outstanding Common Stock on July 28, 2004, subject to a customary settlement of the sale transactions reported in Item 2(c) of this Amendment No. 3.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2004
Date
/s/ Michael E. O’Neill
Signature
Michael E. O’Neill
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations  (See 18 U.S.C. 1001)